Filed Pursuant to Rule 433
Dated June 5, 2012
Registration Statement No. 333-176858
Relating to Preliminary Prospectus Supplement

Dated June 5, 2012 to

Prospectus dated September 15, 2011

DEERE & COMPANY

2.600% Notes due 2022
3.900% Notes due 2042

Term Sheet dated June 5, 2012

Issuer:	Deere & Company

Trade Date:	June 5, 2012

Type of Offering:	SEC registered

Expected Ratings*:	Moody’s Investors Service, Inc.: A2; Standard & Poor’s Ratings Services: A

Settlement Date:	June 8, 2012

Security:	2.600% Notes due 2022 (the “2022 Notes”)	3.900% Notes due 2042 (the “2042 Notes”)

Size:	$1,000,000,000	$1,250,000,000

Maturity Date:	June 8, 2022	June 9, 2042

Interest Payment Dates:	June 8 and December 8, beginning on December 8, 2012	June 9 and December 9, beginning on December 9, 2012

Benchmark Treasury:	1.750% UST due May 15, 2022	3.125% UST due February 15, 2042

Benchmark Treasury Yield and Price:	1.579%; 101-18	2.642%; 109-28+

Yield to Maturity:	2.629%	3.942%

Spread to Benchmark Treasury:	105 basis points	130 basis points

Coupon (Interest Rate):	2.600% per year	3.900% per year

Price to Public:	99.746% of principal amount, plus accrued interest, if any, from June 8, 2012	99.265% of principal amount, plus accrued interest, if any, from June 8, 2012

Optional Redemption:	On or after March 8, 2022, at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed, plus accrued interest thereon to the date of redemption.	On or after December 9, 2041, at a redemption price equal to 100% of the principal amount of the 2042 Notes to be redeemed, plus accrued interest thereon to the date of redemption.

CUSIP:	244199BE4	244199BF1

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, Inc.

Co-Managers:

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Fifth Third Securities, Inc.

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

Standard Chartered Bank

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*A securities rating is not a recommendation to buy, sell or hold the securities and may be subject to revision or withdrawal at any time.

Standard Chartered Bank will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling Citigroup Global Markets Inc. at (877) 858-5407, Deutsche Bank Securities Inc. at (800) 503-4611, J.P. Morgan Securities LLC at (212) 834-4533 (collect) and Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.